UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE



Mail Stop 03-08

July 29, 2005

Daniel Beckett
Chief Financial Officer
American Water Star, Inc.
4560 South Decatur Boulevard
Las Vegas, Nevada  89103

	Re: 	American Water Star, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 File No. 1-32220

Dear Mr. Beckett:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 27

Overview and Outlook, page 27

1. We note that you have three primary revenue channels - sales to distributors, sales to retailers, and private label/co-packing.
If
you determined that you have only one reportable segment, please tell us how you determined your operating segments in accordance with FAS
131, addressing each of the components of paragraph 10 of FAS 131. If you aggregate two or more operating segments into one reportable segment, tell us how you satisfied the aggregation criteria of paragraph 17 of FAS 131 and advise us of your basis for aggregation.
See paragraph 25 of FAS 131 for disclosure items.

Results of Operations, page 30

2. You state that, "We will record payments received as a reduction of the intangible asset recorded as a result of the Sunset asset acquisition" relating to the February 2004 purchase. We do not note any intangible asset on the balance sheet for the year ended December
31, 2004.  Please revise in future filings or advise us otherwise.

3. Item 10(h) of Regulation S-B prohibits using a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. Accordingly, please explain why your presentation of gross profit, excluding the cost of discarded inventory, slotting fees and promotional goods conforms to this presentation, or eliminate from future filings. See Question #8 from the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be found on the SEC website.

Application of Critical Accounting Policies and Pronouncements,
page
38

4. Your discussion of critical accounting policies should include quantification of the underlying accounts and a discussion of changes and trends associated with the underlying accounts. For example, your discussion of trade accounts receivable should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of stock-based compensation should discuss any expense incurred as well as the reasons for significant changes and trends. Your discussion of revenue recognition should highlight any changes in historical discounts, rebates, and sales return rates or the lack of any changes.

5. It is not clear why inventories would involve a critical accounting policy. Please tell us what significant judgment and estimates are required in your accounting for inventories.

Consolidated Statements of Cash Flows, F-7

6. Tell us why it is appropriate to classify the `capital lease obligations` as a financing activity. Obtaining an asset by entering into a capital lease is generally reported in the related disclosures where the transaction is a non-cash financing activity. Refer to paragraph 32 of FAS 95. Please revise or advise us otherwise.

7. We note that you classified advances to/from related parties and notes receivable/notes payable in both investing and financing activities. For each transaction included in the balances, please tell us how you decided to categorize them as investing or financing activities and how they meet the criteria under paragraphs 15-20 of
FAS 95 for such classification.

Item 8A.  Controls and Procedures

8. Please explain to us on a supplemental basis how the certifying officers were able to conclude the disclosure controls and procedures were effective in light of the material weakness you have identified in your internal controls and procedures.

Notes to Consolidated Financial Statements, F-8

Note 1.  Significant Accounting Policies, F-8

Inventories, F-9

9. We note that you determine inventory cost on the basis of, average cost or first-in, first-out methods. Tell us, and disclose in future filings, why you elect to use each of these two methods, how you determine the inventory costing method to use in specific circumstances, and how your election impacts the financial statements.

Revenue recognition, F-10

10. We note that you recognize revenues upon shipment. Tell us, and disclose in future filings, whether your stated shipping terms are FOB shipping point or FOB destination and when title passes from you to your customer. Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.

11. We note that you incurred slotting fees in both 2003 and 2004 in the amounts of $1,120,660 and $1,277,324, respectively. Tell us and disclose in future filings the nature and extent of these arrangements. For each type of arrangement treated as an expense rather than as a reduction of revenues, tell us how this type of arrangement meets the requirements of EITF 01-9. For each expense line item that includes these types of arrangements, disclose the related amounts included in that line item. Please also discuss in
MD&A any significant estimates resulting from these arrangements.

Note 14.  Stockhoders` Equity, F-19

12. In future filings, please provide a basic description of the stock option plan, the general terms of awards under the plan, such as vesting requirements, the maximum term of options grants, and the number of shares authorized for grants of options in accordance with paragraph 46 of FAS 123. In addition, please tell us, and disclose in future filings, the total compensation expense recognized in income for each period presented and the specific transactions to which it relates.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

Sincerely,



Michael Moran
Branch Chief
??

??

??

??

Mr. Daniel Beckett
American Water Star, Inc.
July 29, 2005
Page 5 of 5


5